Exhibit (a)(5)(B)

Priority Technology Holdings, Inc. (PRTH) Announces Commencement of Offer to Exchange New Shares of its Common Stock for its Outstanding Warrants

Alpharetta, GA and New York, NY, December 26, 2018 – Priority Technology Holdings, Inc. (NASDAQ: PRTH) (“Priority” or the “Company”) today filed with the Securities and Exchange Commission (the “SEC”) an amendment to its Registration Statement on Form S-4 (the “Registration Statement”) and a Schedule TO, each announcing the commencement of its offer to exchange newly issued shares of its common stock for its currently outstanding warrants (the “Exchange Offer”), and a related consent solicitation (the “Consent Solicitation”).

The Exchange Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated December 26, 2018, and Schedule TO, dated December 26, 2018, each of which are filed with the SEC and more fully set forth the terms and conditions of the Exchange Offer and Consent Solicitation. The Exchange Offer and Consent Solicitation are being made to:

●	All holders of Priority’s publicly traded warrants to purchase its common stock, which were originally issued in connection with the initial public offering of Priority’s predecessor, M I Acquisitions, Inc., on September 19, 2016 (the “M I IPO”), which entitle such warrant holders to purchase one share of Priority’s common stock at an exercise price of $11.50, subject to adjustments, referred to as the “Public Warrants.” As of December 21, 2018, 5,310,109 Public Warrants were outstanding. Pursuant to the Exchange Offer, Priority is offering up to an aggregate of 1,019,541 shares of its common stock in exchange for the Public Warrants.

●	All holders of certain of Priority’s warrants to purchase shares of its common stock that were privately issued in connection with the M I IPO, referred to as the “Private Warrants.” The Private Warrants entitle the holders to purchase one share of Priority’s common stock for a purchase price of $11.50, subject to adjustments. The terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants are exercisable on a cashless basis and are not redeemable by Priority, in each case so long as they are still held by the initial holders or their affiliates. The Public Warrants and Private Warrants are referred to collectively as the “Warrants.” As of December 21, 2018, 421,107 Private Warrants were outstanding. Pursuant to the Exchange Offer, Priority is offering up to an aggregate of 80,852 shares of our Common Stock in exchange for the Private Warrants.

Priority is offering 0.1920 shares of newly issued Priority common stock in exchange for each of its outstanding Warrants. The offering period will continue until 11:59 p.m., Eastern Time, on January 25, 2019, or until such later time and date to which Priority may extend it (the “Expiration Date”). Tendered Warrants may be withdrawn by holders at any time prior to the Expiration Date. Priority’s obligation to complete the Exchange Offer is not conditioned on the receipt of a minimum number of tendered Warrants.

Concurrent with the Exchange Offer, Priority will be soliciting consents from holders of the outstanding Warrants to amend the warrant agreement, dated September 13, 2016, between the Company and American Stock Transfer & Trust Company, LLC (the “Warrant Agreement “), which governs all of the outstanding Warrants, to permit the Company to require that each Warrant be mandatorily converted into 0.1728 shares of newly issued Priority common stock. If this amendment to the Warrant Agreement is approved by the Warrant holders, then the ratio that will be applied after the Exchange Offer to mandatorily convert any remaining outstanding Warrants into Priority common stock will be 10% less than the ratio at which Warrant holders can choose to exchange Warrants for common stock in the Exchange Offer. The Consent Solicitation will continue until 11:59 p.m., Eastern Time, on the Expiration Date.

Priority has engaged Cowen as the Dealer Manager for the Exchange Offer and Consent Solicitation. Any questions or requests for assistance concerning the Exchange Offer or the Consent Solicitation may be directed to Cowen at (833) 297-2926. D.F. King & Co., Inc. has been appointed the Information Agent for the Exchange Offer and Consent Solicitation, and American Stock Transfer & Trust Company, LLC has been appointed the Exchange Agent. Schulte Roth & Zabel LLP is serving as legal counsel to Priority and Ellenoff Grossman & Schole LLP is serving as legal counsel to Cowen.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Cowen at (833) 297-2926.

A registration statement on Form S-4 relating to the securities to be issued in the Exchange Offer has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants or an offer to sell or a solicitation of an offer to buy any shares of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Exchange Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Exchange Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange. Holders of the Warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Exchange Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Exchange Offer and Consent Solicitation. None of Priority, or any of its management or its board of directors, or the Information Agent, the Exchange Agent or the Dealer Manager makes any recommendation as to whether or not holders of warrants should tender Warrants for exchange in the Exchange Offer or consent to the Warrant Amendment in the Consent Solicitation.

About Priority Technology Holdings, Inc.

Priority is a leading provider of merchant acquiring and commercial payment solutions, offering unique product and service capabilities to its merchant network and distribution partners. Our enterprise operates from a purpose-built business platform that includes tailored customer service offerings and bespoke technology development, allowing us to provide end-to-end solutions for payment and payment-adjacent opportunities. Additional information can be found at www.PRTH.com.

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the federal securities laws. Words such as “may,” “might,” “will,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “predict,” “forecast,” “project,” “plan,” “intend” or similar expressions, or statements regarding intent, belief, or expectations, are forward-looking statements. Although the Company believes that its forward-looking statements are reasonable, undue reliance should not be placed on any forward-looking statements. The Company’s forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, including those described in the Company’s filings with the SEC. As a result, actual results could be materially different. The Company expressly disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor and Media Inquiries:

Chris Kettmann

773-497-7575

ckettmann@lincolnchurchilladvisors.com